UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Horizon Medical Products, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)
                     ---------------------------------------
                         (Title of Class of Securities)

                                   439909 10 5
                                -----------------
                                 (CUSIP Number)

         Mr. Graeme P. Denison, Caledonia Investments plc. Cayzer House,
           1 Thomas More St., London England E1 9AR (44-171-481-4343)
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notice
                              and Communications)

                               September 24, 1998
                               ------------------
               (Date of Event which Requires Filing of Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     SEC 1746

-------------------------------------------------------------------------------
CUSIP NO. 439909 10 5                13D                   Page 2 of 14 Pages
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         Tapir Investments (Bahamas) Ltd.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)

                                                                     (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Bahamas

--------------------------------------------------------------------------------
                         7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                  -0-
                         -------------------------------------------------------
         BENEFICIALLY    8)      SHARED VOTING POWER

         OWNED BY              1,494,416
                         -------------------------------------------------------
         EACH            9)      SOLE DISPOSITIVE POWER

         REPORTING
                                 -0-
         PERSON          -------------------------------------------------------
                         10)     SHARED DISPOSITIVE POWER
         WITH

                               1,494,416
                         -------------------------------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,494,416
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

           11.2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)

           CO
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 439909 10 5                13D                   Page 3 of 14 Pages
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         Caledonia Investments plc

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)

                                                                     (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         England

--------------------------------------------------------------------------------
                         7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                  -0-
                         -------------------------------------------------------
         BENEFICIALLY    8)      SHARED VOTING POWER

         OWNED BY              1,494,416
                         -------------------------------------------------------
         EACH            9)      SOLE DISPOSITIVE POWER

         REPORTING
                                 -0-
         PERSON          -------------------------------------------------------
                         10)     SHARED DISPOSITIVE POWER
         WITH

                               1,494,416
                         -------------------------------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,494,416
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
           11.2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)

           CO
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 439909 10 5                13D                   Page 4 of 14 Pages
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         The Cayzer Trust Company Limited

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)

                                                                     (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         England

--------------------------------------------------------------------------------
                         7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                  -0-
                         -------------------------------------------------------
         BENEFICIALLY    8)      SHARED VOTING POWER

         OWNED BY              1,494,416
                         -------------------------------------------------------
         EACH            9)      SOLE DISPOSITIVE POWER

         REPORTING
                                 -0-
         PERSON          -------------------------------------------------------
                         10)     SHARED DISPOSITIVE POWER
         WITH

                               1,494,416
                         -------------------------------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,494,416
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
           11.2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)

           CO
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 439909 10 5                13D                   Page 5 of 14 Pages
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         Sterling Industries PLC

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)

                                                                     (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         England

--------------------------------------------------------------------------------
                         7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                  -0-
                         -------------------------------------------------------
         BENEFICIALLY    8)      SHARED VOTING POWER

         OWNED BY              1,494,416
                         -------------------------------------------------------
         EACH            9)      SOLE DISPOSITIVE POWER

         REPORTING
                                 -0-
         PERSON          -------------------------------------------------------
                         10)     SHARED DISPOSITIVE POWER
         WITH

                               1,494,416
                         -------------------------------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,494,416
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
           11.2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)

           CO
--------------------------------------------------------------------------------

CUSIP No. 439909 10 5                                           Page 6 of 14

                                  SCHEDULE 13D
            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

ITEM 1.  SECURITY AND ISSUER

          This Statement relates to the Common Stock ($.001 par value) ("Common Stock") of Horizon Medical Products, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at One Horizon Way, P.O. Drawer 627, Manchester, Georgia 31816.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

         (A) This Statement is filed by (i) Tapir Investments (Bahamas) Ltd. ("Tapir") as the direct beneficial owner of the Common Stock previously referenced on pages 2 through 5; (ii) Caledonia Investments plc ("Caledonia") as an indirect beneficial owner of this Common Stock given that Caledonia is the holder of all of the outstanding capital stock of Tapir; and (iii) The Cayzer Trust Company Limited ("Cayzer Trust") and Sterling Industries PLC ("Sterling") as indirect beneficial owners of this Common Stock given that their respective direct holdings of the securities of Caledonia represent indirect holdings of the stock of Tapir (collectively all these entities are the "Reporting Persons").

         Tapir is the direct beneficial holder of approximately 11.2% of the outstanding Common Stock of the Issuer. Caledonia is the holder of all of the outstanding capital stock of Tapir. Cayzer Trust holds 27.2% of the outstanding common stock of Caledonia and 45.4% of the outstanding common stock of Sterling. Sterling holds 9.7% of the outstanding common stock of Caledonia. Together, Cayzer Trust and Sterling may be deemed to control Caledonia and, hence, Tapir. Cayzer Trust and Sterling disclaim beneficial ownership of Caledonia or Tapir.

         (B) The principal business address of Tapir is Sandringham House, 83 Shirley Street, P.O. Box N-3247, Nassau, New Providence, The Bahamas. The principal business address for both Caledonia and Cayzer Trust is Cayzer House, 1 Thomas More Street, London, England E1 9AR. The principal business address of Sterling is Sterling House, Crewkerne, Somerset, England TA18 8LL. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

         Tapir is an investment holding company.

         Caledonia is a diversified trading and investment company.

CUSIP No. 439909 10 5                                           Page 7 of 14

         Cayzer Trust is an investment holding company.

         Sterling is an engineering company.

         (C) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

         (D) During the last five years, neither any Reporting Person nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (E) During the last five years, neither any Reporting Person, nor any of the Additional Persons, according to any of the Reporting Person's knowledge, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F) Tapir is a corporation organized under the laws of The Bahamas. Caledonia, Cayzer Trust and Sterling are corporations organized under the laws of England. Each of the Additional Persons is a citizen of The United Kingdom, except for S. Deal, P.C. Dunkley, P.T. Higgs and H.T. Lunn who are citizens of The Bahamas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The reporting persons initially filed a Schedule 13D on April 16, 1998. Subsequent to that time the following transactions took place: On May 21, 22, 26, 27 and 29, 1998, Tapir utilized existing cash resources to acquire 30,000 shares at $12.2917 per share, 10,000 shares at $12.375 per share, 10,000 shares at $12.50 per share, 35,000 shares at $12.50 per share, and 15,000 shares at $12.00 per share, respectively, for a total of 100,000 shares of Common Stock in the market. On September 24, 1998, Tapir utilized existing cash resources to acquire another 100,000 shares of common stock at $6.50 per share in the market. In addition, on September 30, 1998, Tapir utilized existing cash resources to acquire 185,000 shares of common stock at $5.7534 per share in the market.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of the Common Stock by Tapir is to acquire and maintain an equity interest in the Issuer for investment purposes. Any Reporting Person, may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, other opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.

CUSIP No. 439909 10 5                                           Page 8 of 14


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (A) Tapir is the direct beneficial owner of 1,494,416 shares of Common Stock of the Issuer.

         This holding represents approximately 11.2% of the total of 13,320,950 shares of Common Stock currently outstanding according to Form S-1 Registration Statement of the Issuer and the amendments thereto filed under Registration Number 333-464349 ("Issuer Registration Statement"). By virtue of the relationships described in Item 2, the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock owned directly by Tapir. Cayzer Trust and Sterling disclaim all such beneficial ownership.

         (B) Tapir has the direct power to vote and direct the disposal of the shares of Common Stock of the Issuer.

         (C) Except as disclosed above in response to Item 3, there have been no transactions in shares of Common Stock by any Reporting Person.

         (D) Tapir has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

         (E) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As   previously   disclosed  by  Amendment   Number  4  to  the  Issuer
Registration Statement filed on April 14, 1998, the Issuer granted Tapir, pursuant to an April 9, 1998 Rights Agreement, certain demand registration rights, exercisable after September 30, 1999, and certain piggyback registration rights relating to shares of Common Stock that Tapir acquired in privately negotiated transactions with certain shareholders of the Issuer. In addition, pursuant to a Loan and Pledge Agreement dated April 9, 1998, between Tapir and Marshall B. Hunt, Tapir agreed to loan funds to Mr. Hunt, and Mr. Hunt granted Tapir certain co-sale or "tag-along" rights in the event that Mr. Hunt desires to sell a significant portion of his shares of Common Stock in a private transaction.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

CUSIP No. 439909 10 5                                           Page 9 of 14




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October   5, 1998                          TAPIR INVESTMENTS (BAHAMAS) LTD.
         --

                                            By:/s/ S. Deal
                                               --------------------------------
                                               S. Deal, Director and Secretary

October  5, 1998                           CALEDONIA INVESTMENTS PLC
        --
                                            By:/s/ G. P. Denison
                                               --------------------------------
                                               G. P. Denison, Secretary

October  5, 1998                           THE CAYZER TRUST COMPANY LIMITED
        --

                                            By:/s/ J.I. Mehrtens
                                               --------------------------------
                                               J.I. Mehrtens, Director

October  5, 1998                           STERLING INDUSTRIES PLC
        --
                                            By:/s/ Sir David Kinloch
                                               ---------------------------------
                                               Sir David Kinloch, Director

CUSIP No. 439909 10 5                                            Page 10 of 14
                           SCHEDULE A TO SCHEDULE 13D

(I)  DIRECTORS AND OFFICERS OF TAPIR INVESTMENTS (BAHAMAS) LTD.

NAME                       RESIDENCE                    PRINCIPAL OCCUPATION                 CITIZENSHIP

P. N. Buckley              6 Albert Place               Chairman and Chief Executive         United Kingdom
                           London                       Caledonia Investments plc
                           W8 5PD, England

Hon. C. W. Cayzer          Finstock Manor               Executive Director                   United Kingdom
                           Finstock                     Caledonia Investments plc
                           Oxfordshire
                           OX7 3DG, England

S. Deal                    Sandringham House            Lawyer                               Bahamas
                           83 Shirley House
                           P.O. Box N-3247
                           Nassau, Bahamas

P. C. Dunkley              Sandringham House            Lawyer                               Bahamas
                           83 Shirley House
                           P.O. Box N-3247
                           Nassau, Bahamas

P. T. Higgs                Sandringham House            Lawyer                               Bahamas
                           83 Shirley House
                           P.O. Box N-3247
                           Nassau, Bahamas

H. T. Lunn                 Sandringham House            Legal Assistant                      Bahamas
                           83 Shirley House
                           P.O. Box N-3247
                           Nassau, Bahamas

CUSIP No. 439909 10 5                                            Page 11 of 14


(II)  DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS, PLC


NAME                       RESIDENCE                   PRINCIPAL OCCUPATION                   CITIZENSHIP

P.N. Buckley               6 Albert Place              Chairman and Chief Executive           United Kingdom
                           London                      Caledonia Investments plc
                           W8 5PD, England

J. Burnett-Stuart          Ardmeallie House            Retired                                United Kingdom
                           Huntley
                           Aberdeenshire
                           AB54 5RS, Scotland

J. H. Cartwright           Rectory Meadow              Finance Director                       United Kingdom
                           Hawthorn Place, Penn        Caledonia Investments plc
                           Buckinghamshire
                           HP10 8EH, England

Lord Cayzer                The Grove                   President                              United Kingdom
                           Walsham-le-Willows          Caledonia Investments plc
                           Suffolk, England

N. K. Cayzer               Thriepley House             Director                               United Kingdom
                           Lundie, Dundee              Oriel Group plc
                           Scotland                    Stuart House
                                                       Queens Gate
                                                       Britannia Road
                                                       Waltham Cross
                                                       Hertfordshire, EN8 7TF
                                                       England

Hon. C. W. Cayzer          Finstock Manor              Executive Director                     United Kingdom
                           Finstock                    Caledonia Investments plc
                           Oxfordshire
                           OX7 3DG, England

G. P. Denison              16 Highfield Road           Company Secretary                      United Kingdom
                           Hertford                    Caledonia Investments plc
                           Hertfordshire
                           SG13 8BH, England

CUSIP No. 439909 10 5                                            Page 12 of 14

Sir David Kinloch          29 Walpole Street           Deputy Chief Executive                 United Kingdom
                           London, SW3 4QS             Caledonia Investments plc
                           England

J. R. H. Loudon            Olantigh                    Finance Director                       United Kingdom
                           Wye                         Blue Circle Industries PLC
                           Ashford                     84 Eccleston Square
                           Kent, England               London, SW1V 1PX
                           TN25 5EW                    England

M. G. Wyatt                Pippin Park                 Deputy Chairman                        United Kingdom
                           Lidgate, Newmarket          Caledonia Investments plc
                           Suffolk
                           CB8 9PP, England



(III)  DIRECTORS AND EXECUTIVE OFFICERS OF THE CAYZER TRUST COMPANY LIMITED


NAME                          RESIDENCE                   PRINCIPAL OCCUPATION              CITIZENSHIP

G. A. Adkin                   Marsh Farm Cottage          Retired                           United Kingdom
                              Mapperton, Beaminster
                              Dorset DT8 3NP
                              England

P. N. Buckley                 6 Albert Place              Chairman and Chief Executive,     United Kingdom
                              London                      Caledonia Investments plc
                              W8 5PD, England

Lord Cayzer                   The Grove                   President                         United Kingdom
                              Walsham-le-Willows          Caledonia Investments plc
                              Suffolk, England

Hon. C. W. Cayzer             Finstock Manor              Executive Director                United Kingdom
                              Finstock                    Caledonia Investments plc
                              Oxfordshire
                              OX7 3DG, England

CUSIP No. 439909 10 5                                            Page 13 of 14

Sir James Cayzer              Kinpurnie Castle            Landowner                         United Kingdom
                              Newtyle, Angus
                              Scotland

The Hon. Mrs. N. Colvin       Tangley House, Andover      None                              United Kingdom
                              Hampshire
                              SP11 OSH, England

J. I. Mehrtens                51 Oxenden Wood Road        Company Secretary of              United Kingdom
                              Chelsfield Park             The Cayzer Trust Company Limited
                              Orpington,
                              Kent BR6 6HP, England

M. G. Wyatt                   Pippin Park                 Deputy Chairman                   United Kingdom
                              Lidgate, Newmarket          Caledonia Investments plc
                              Suffolk
                              CB8 9PP, England


(IV)  DIRECTORS AND EXECUTIVE OFFICERS OF STERLING INDUSTRIES PLC


NAME                          RESIDENCE                   PRINCIPAL OCCUPATION              CITIZENSHIP

D. Blunn                      The Barn, Park Farm         Finance Director                  United Kingdom
                              Marston Magna Somerset      Sterling Industries PLC
                              TA22 8AX, England

P. N. Buckley                 6 Albert Place              Chairman and Chief Executive,     United Kingdom
                              London                      Caledonia Investments plc
                              W8 5PD, England

CUSIP No. 439909 10 5                                            Page 14 of 14


H. W. Denman                  The Penthouse               Retired                           United Kingdom
                              Old Avenue
                              St. Georges Hill
                              Weybridge
                              Surrey, KT13 OQB
                              England

D. Diggins                    Fairgarden                  Chief Executive                   United Kingdom
                              Unity Lane                  Sterling Industries PLC
                              Misterton, Crewkerne
                              Somerset TA18 5NA
                              England

Sir David Kinloch             29 Walpole Street           Deputy Chief Executive Caledonia  United Kingdom
                              London, SW3 4QS             Investments plc
                              England

M. G. Wyatt                   Pippin Park                 Deputy Chairman                   United Kingdom
                              Lidgate, Newmarket          Caledonia Investments plc
                              Suffolk
                              CB8 9PP, England